

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Rajeev Singh
Chief Executive Officer
Accolade, Inc.
1201 Third Avenue, Suite 1700
Seattle, WA 98101

      Re: Accolade, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 9, 2020
           CIK No. 0001481646

Dear Mr. Singh:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at (202) 551-7127 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc: Colleen Badgley